John Hancock Hedged Equity & Income Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Hedged Equity & Income Fund (NYSE: HEQ) with important information concerning the distribution declared in June 2011 and payable on September 19, 2011. No action is required on your part.

Distribution Period:	September 2011

Distribution Amount Per Common Share:	$0.3625

The following table sets forth the estimated sources of the current distribution, payable September 19, 2011, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

				% Breakdown
				of the Total
			Total Cumulative	Cumulative
		% Breakdown	Distributions for	Distributions
	Current	of the Current	the Fiscal Year to	for the Fiscal
Source	Distribution ($)	Distribution	Date ($)[1]	Year to Date

Net Investment Income	0.0233	6%	0.0233	6%
Net Realized Short
Term Capital Gains	0.0000	0%	0.0000	0%
Net Realized Long Term
Capital Gains	0.0000	0%	0.0000	0%
Return of Capital or
Other Capital Source	0.3392	94%	0.3392	94%

Total per common share	0.3625	100%	0.3625	100%

Average annual total return (in relation to NAV) for the period commencing on May 26, 2011
and ending on May 31, 2011	(4.70%)

Annualized current distribution rate expressed as a percentage of NAV as of May 31, 2011	7.61%

Cumulative total return (in relation to NAV) for the fiscal year through May 31, 2011	(4.70%)

Cumulative fiscal year to date distribution rate expressed as a percentage of NAV as of May
31, 2011	1.90%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

1 The Fund’s current fiscal year began on May 26, 2011.

The Fund has declared this distribution pursuant to the Fund’s managed distribution plan (the “Plan”). Under the Plan, the Fund makes quarterly distributions of an amount equal to 1.8125% of the Fund’s NAV as of each measuring date, based upon an annual rate of 7.25% as of such measuring dates. The amount of this initial distribution is based on the Fund’s initial public officering price of $20.00. The amount of the subsequent quarterly distributions declared under the Plan will be based on the NAV of the Fund at the close of the New York Stock Exchange on the last business day of the month ending two months prior to each quarterly declaration date.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Funds Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.